UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

July 7, 2008
Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven — The Netherlands

This report contains a copy of the press release entitled “NXP announces Management changes” dated July 7, 2008.

Exhibits

1.             Press release, dated July 7, 2008

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 7th day of July 2008.

NXP B.V.

/s/ F.A. van Houten
F.A. van Houten, CEO

/s/ K.H. Sundström
K.H. Sundström, CFO

3

NXP Announces Management Changes

Eindhoven, The Netherlands, 7 July, 2008 — NXP Semiconductors, the independent semiconductor company founded by Philips, today announced that Theo Claasen, Executive Vice President responsible for Business Development, will retire from the company with effect from 1 August. At the same time the company announced that Hein van der Zeeuw, Executive Vice President, responsible for Operations, has decided to resign from his duties per July 7 and will leave the company per October 1, 2008.

Both Hein and Theo will relinquish their roles on NXP’s Board of Management and Executive Management Team. Hein will act as an advisor to NXP until October 1, 2008.

“I am indebted to Theo and Hein for the great support and leadership they have provided to NXP,” said NXP Chief Executive Officer, Frans van Houten. “I am grateful that Theo was prepared to stay three years beyond his original planned retirement in 2005 to help create the new company. And I would like to thank Hein for his longstanding contributions to NXP, most notably leading the Multimarket Semiconductors Business Unit until last year with much success.”

Mark Hamersma, currently head of strategy, will assume Theo’s responsibility for business development and strategy at NXP. Chris Belden, currently responsible for global manufacturing, is appointed as Senior Vice President Operations. Both Mark and Chris will become members of the Executive Management Team reporting to Frans van Houten.

About NXP Semiconductors

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of USD 6.3 billion in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

Media: Lieke de Jong-Tops Tel.+31 40 27 25202 lieke.de.jong-tops@nxp.com	Investors: Jan Maarten Ingen Housz Tel.+31 40 27 28685 janmaarten.ingen.housz@nxp.com